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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO

                                 (RULE 14d-100)

  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                      (AMENDMENT NO. 2 -- FINAL AMENDMENT)

                          U.S. FRANCHISE SYSTEMS, INC.

                       (Name of Subject Company (Issuer))

                              USFS ACQUISITION CO.
                                   SDI, INC.
                              HSA PROPERTIES, INC.
                           MERIDIAN ASSOCIATES, L.P.
                                 MICHAEL LEVEN
                                  ANDREA LEVEN
                                 JONATHAN LEVEN
                                  ROBERT LEVEN
                                   ADAM LEVEN
                               STEVEN ROMANIELLO
                          U.S. FRANCHISE SYSTEMS, INC.

                      (Names of Filing Persons (Offerors))

                         ------------------------------

                     CLASS A COMMON STOCK, $0.01 PAR VALUE

                         (Title of Class of Securities)

                                   902956309

                     (CUSIP Number of Class of Securities)

                   HAROLD S. HANDELSMAN                                       STEPHEN D. ARONSON, ESQ.
                         SDI, INC.                                          U.S. FRANCHISE SYSTEMS, INC.
            200 WEST MADISON STREET, SUITE 3800                            13 CORPORATE SQUARE, SUITE 250
                  CHICAGO, ILLINOIS 60606                                      ATLANTA, GEORGIA 30329
                      (312) 750-8102                                               (404) 235-7463

                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                         ------------------------------

                                                       COPIES TO:
                   BRUCE G. WILSON, ESQ.                                       ROBERT B. SCHUMER, ESQ.
                    ADAM R. KLEIN, ESQ.                                        PAUL D. GINSBERG, ESQ.
                    KATTEN MUCHIN ZAVIS                               PAUL, WEISS, RIFKIND, WHARTON & GARRISON
            525 WEST MONROE STREET, SUITE 1600                               1285 AVENUE OF THE AMERICAS
                  CHICAGO, ILLINOIS 60661                                   NEW YORK, NEW YORK 10019-6064
                      (312) 902-5200                                               (212) 373-3000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     /X/  third-party tender offer subject to Rule 14d-1.

     / /  issuer tender offer subject to Rule 13e-4.

     /X/  going-private transaction subject to Rule 13e-3.

     / /  amendment to Schedule 13d under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

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                             INTRODUCTORY STATEMENT

    This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 3, 2000, as amended by Amendment No. 1 (the "Schedule TO"), relating to the third-party tender offer by USFS Acquisition Co., a Delaware corporation and wholly owned subsidiary of Pritzker family business interests (the "Purchaser"), to purchase all of the issued and outstanding shares of Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, of U.S. Franchise Systems, Inc., a Delaware corporation (the "Company"), at a price of $5.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, which together, as amended or supplemented from time to time, constitute the "Offer."

    All capitalized terms not otherwise defined herein shall have the meanings given to them in the Offer to Purchase.

ITEMS 1 THROUGH 9, 11 AND 13

    Items 1 through 9, 11 and 13 of the Schedule TO are hereby amended and supplemented to add the following:

    The Offer expired at 12:00 midnight, New York City time, on Wednesday, November 1, 2000. Pursuant to the Offer, based upon a report from the Depositary, the Purchaser accepted for payment 14,882,008 Shares, including 929,864 Shares subject to guaranteed delivery, representing approximately 75% of the outstanding Shares. On November 2, 2000, the Purchaser and the Company issued a press release announcing the closing of the Offer, the full text of which is attached as an exhibit hereto and incorporated herein by reference.

ITEM 12.  EXHIBITS

    Item 12 of the Schedule TO is hereby amended to add the following:

(a)(5)(A) Text of press release issued by the Purchaser and the Company on November 2, 2000.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated: November 2, 2000

                                    SCHEDULE TO AND SCHEDULE 13E-3

                                          USFS ACQUISITION CO.

                                                       By:  /s/ DOUGLAS GEOGA
                                                            -----------------------------------------
                                                            Name Douglas Geoga
                                                            Title  President

                                                       SDI, INC.

                                                       By:  /s/ HAROLD S. HANDELSMAN
                                                            -----------------------------------------
                                                            Name Harold S. Handelsman
                                                            Title  Vice President

                                                       HSA PROPERTIES, INC.

                                                       By:  /s/ HAROLD S. HANDELSMAN
                                                            -----------------------------------------
                                                            Name Harold S. Handelsman
                                                            Title  Vice President

                                                       MERIDIAN ASSOCIATES, L.P.

                                                       By:  Meridian Investment, Inc.,
                                                            its general partner

                                                       By:  /s/ HAROLD S. HANDELSMAN
                                                            -----------------------------------------
                                                            Name Harold S. Handelsman
                                                            Title  Vice President

                                                       /s/ MICHAEL LEVEN
                                                       ---------------------------------------------
                                                       Michael Leven

                                                       /s/ ANDREA LEVEN
                                                       ---------------------------------------------
                                                       Andrea Leven

                                                       /s/ JONATHAN LEVEN
                                                       ---------------------------------------------
                                                       Jonathan Leven

                                                       /s/ ROBERT LEVEN
                                                       ---------------------------------------------
                                                       Robert Leven

                                                       /s/ ADAM LEVEN
                                                       ---------------------------------------------
                                                       Adam Leven

                                                       /s/ STEVEN ROMANIELLO
                                                       ---------------------------------------------
                                                       Steven Romaniello

                                    SCHEDULE 13E-3

                                          U.S. FRANCHISE SYSTEMS, INC.

                                                       By:  /s/ STEPHEN D. ARONSON
                                                            -----------------------------------------
                                                            Name Stephen D. Aronson
                                                            Title  Vice President, General Counsel
                                                                  and Secretary

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                                 EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION
-----------         -----------
(a)(5)(A)           Text of press release issued by USFS Acquisition Co. and
                    U.S. Franchise Systems, Inc. on November 2, 2000.